Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX April 29, 2024

MARCH 2024 QUARTERLY REPORT

IperionX Limited (IperionX) (Nasdaq | ASX: IPX) is pleased to provide its quarterly report for the period ended March 31, 2024. Highlights during and subsequent to the end of the quarter included:

Virginia Titanium Manufacturing Campus

IperionX drives towards commercial scale titanium metal production

◾	The new IperionX Titanium Manufacturing Campus in Virginia is advancing to schedule

◾	IperionX’s HAMR titanium furnace was delivered and successfully installed at the Titanium Production Facility

◾	The HAMR titanium furnace is expected to be commissioned in Q2 2024, with first titanium powder expected in mid-2024

◾
The Advanced Manufacturing Center is complete and the core additive manufacturing, powder metallurgy and HSPT forging equipment is being commissioned, with manufacturing of advanced titanium products in Virginia expected to commence during Q2 2024

Titanium Production Facility – Phase II: Higher titanium production capacity at lower costs

◾	The design of the Phase II scale-up of titanium production at the Virginia Titanium Production Facility was increased from 1,125 metric tons per annum (tpa) to 2,000 tpa

◾	The target product mix is focused towards angular titanium powder to manufacture higher value titanium products - such as titanium plate, bar, near-net forged titanium shapes and components

◾	A higher design capacity of 2,000 tpa is expected to reduce total production cash costs to an estimated ~US$30/kg of angular titanium powder

◾	Engineering studies to expand production capacity above 2,000 tpa are now underway

IperionX customer and product development

IperionX partners with United Stars for U.S. titanium manufacturing

◾	IperionX partnered with United Stars for the potential supply IperionX’s high-performance, low cost and sustainable titanium products

◾
United Stars’ companies are leading American suppliers of industrial components including, stainless steel tubing, precision gears, shafts, and complex assemblies, as well as tooling and components for defense, aerospace and commercial applications

◾
The United Stars and IperionX partnership will focus on the defense and advanced technology sectors for vehicle drivetrains, robotic motors and wind turbines, that require lightweight, strong, compact and corrosion resistant performance

IperionX Titan Critical Minerals Project

Strategic & offtake partners - Multiple companies in advanced due diligence

◾	Significant commercial interest in Titan’s titanium, rare earth and zircon critical minerals

◾
A major Japanese conglomerate completed bulk sample test work to advance potential sales offtake and development financing, with subsequent metallurgical test work continuing at an independent laboratory in Australia

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

IperionX corporate activities

U.S. government funding

◾	During the quarter, IperionX received US$3.8m from the US$12.7m DPA Title III funding to fund Phase I of the Virginia Titanium Production Facility
◾	The remaining US$8.9m available under the DPA Title III funding was yet to be drawn upon at the end of the quarter
◾	IperionX made significant progress on the US$11.5m equipment finance application with EXIM Bank, advancing the application through major EXIM Transaction Review Committee stage gates
◾
The U.S. government recently sought to invest further grant funding to re-shore a secure domestic titanium supply chain (see Table 1). IperionX is well positioned to apply for additional funding to scale titanium production and manufacturing capacity.

Completion of comparative life cycle assessment

◾	IperionX published a comparative life cycle assessment (LCA) for the production of 100% recycled, low-carbon spherical titanium metal powder
◾
The LCA verified that 100% recycled spherical titanium powder from the IperionX Titanium Production Facility in Virginia has a life cycle carbon footprint that is potentially + 90% lower than other titanium spherical powders produced via plasma atomization

◾
IperionX spherical titanium powder is expected to have an ~80% lower carbon footprint than a strength-equivalent quantity of spherical aluminum alloy powder and potentially ~60% lower carbon footprint than a strength-equivalent of spherical stainless steel 316L powder

◾
The comparative LCA confirms the class-leading sustainability of IperionX’s patented titanium technologies, with the potential for the lowest quantified life cycle carbon footprint for spherical titanium powders available on the market

◾
The LCA was conducted by EarthShift Global, an independent expert LCA consultancy, and adhered to international environmental management standards of ISO 14040 and 14044, including an independent third-party panel critical review

Inclusion in S&P All Ordinaries Index

◾	IperionX was added to the S&P DJI All Ordinaries index, effective March 18, 2024

U.S. investment bank presentations

◾	IperionX attended TD Cowen’s 45th Annual Aerospace & Defense Conference in Washington, and will be presenting at:

-	Evercore Global Clean Energy & Transition Technologies Summit in New York, June

-	Canaccord Global Growth Conference in Boston, August

-	Jefferies Global Industrials Conference in New York, September

For further information and enquiries please contact:

investorrelations@iperionx.com
+1 704 461 8000

VIRGINIA TITANIUM MANUFACTURING CAMPUS

Commercial scale HAMR titanium furnace

The HAMR titanium furnace completed final mechanical assembly and passed factory acceptance overseen by the IperionX technical team. The HAMR furnace was delivered and successfully installed in April, with first energization and commissioning on track to commence in Q2 2024, with first deoxygenation production of titanium powder scheduled to commence in mid-2024.

A critical IperionX titanium production asset, the HAMR furnace leverages patented technologies, such as HAMR1 and HSPT2, to produce sustainable, high-quality, and high-strength titanium metal products at commercial scale.

Phase I full run rate target capacity of 125 tpa is anticipated by the end of 2024 and then expected to scale-up to a target production capacity of 2,000 tpa in 2026.

Figure 1: HAMR titanium furnace installed at the IperionX Titanium Production Facility

Construction progress - Advanced Manufacturing Center, Virginia

The Advanced Manufacturing Center is now complete and the core additive manufacturing, powder metallurgy and HSPT forging equipment has begun full commissioning.

The Advanced Manufacturing Center will utilize angular and spherical titanium powders from the Titanium Production Facility to manufacture a wide range of low-cost and high-performance titanium products using powder metallurgy, HSPT forging and additive manufacturing/3D printing. It will also leverage CNC machining, post-processing equipment and advanced R&D laboratories to support customer and government engagement.

Manufacturing of advanced high-performance titanium products in Virginia is expected to begin during Q2 2024.

Titanium Production Facility – Phase II: Higher titanium production capacity at lower cost

On April 27, 20233, IperionX announced that Phase II target production capacity at the Titanium Production Facility4 would be 1,125 tpa.  This target production was based on a 100% spherical titanium powder product mix, with an estimated total cash cost of production of ~US$42/kg.

At this target cost level, titanium’s superior material properties would make it the metal of choice for a wide range of advanced applications.  IperionX is advancing commercial opportunities with a wide range of leading companies that demand high-performance titanium products, with greater durability and strength, that can also be sustainably recycled at the end of product life. These advantages have led to high levels of potential demand for IperionX’s spherical and angular titanium powders, titanium mill products, and high value near-net shape forged titanium products and additively manufactured titanium components.

1 HAMRTM: Hydrogen Assisted Metallothermic Reduction
2 HSPTTM: Hydrogen Sintering and Phase Transformation
3 ASX Release – ‘IperionX Plans to Build the World’s Largest 100% Recycled Titanium Metal Powder Facility by 2025 ‘– April 27, 2023 (link)
4 Referred to in the April 27, 2023 ASX release as “TCF-1”

IperionX will increase the production mix towards angular titanium powder that will be used to manufacture higher value titanium products - such as titanium plate, bar, near-net forged shapes and additively manufactured titanium parts - at the Advanced Manufacturing Center.

With a higher proportion of angular titanium powder production, the production capacity at the Titanium Production Facility is estimated to reach 2,000 tpa. The increased capacity from producing 100% angular titanium powder is underpinned by fewer process steps, lower demand on furnace capacity from GSD and higher equipment productivity.  At the full titanium production rate of 2,000 tpa, the cash cost of producing angular titanium powder is estimated to decrease to ~US$30/kg.

IperionX’s strategy is to increase the production rate at the Virginia Titanium Production Facility to over 2,000 tpa. Comprehensive engineering, commercial, and financial studies are now underway to review potential product mix, production scale, and associated capital and operational expenditures at higher production levels. Updated financial forecasts and development plans are expected to be announced in mid-2024.

CUSTOMER AND PRODUCT DEVELOPMENT

IperionX partners with United Stars for U.S. titanium manufacturing

IperionX partnered with United Stars Holdings, Inc. (United Stars) for the potential supply high-performance, low cost and sustainable titanium products. The partnership agreement includes terms that will underpin a definitive commercial supply agreement for IperionX’s titanium products.  United Stars expects to purchase up to 80 tpa of high-performance, low cost and sustainable titanium products over a 10-year supply term.

Figure 2: United Stars companies

United Stars is a Wisconsin based, family-owned and operated company that was founded in 1936.  United Stars’ companies are leading American suppliers of industrial components including, stainless steel tubing, precision gears, shafts, and complex assemblies, as well as tooling and components for defense, aerospace and commercial applications. Additionally, United Stars has exposure to fine finish precision grinding and the manufacturing of very large gears through Line craft Inc. and Triple A Inc.

United Stars has over 80 years of manufacturing history and serves leading OEMs and Tier 1 suppliers across the aerospace, automotive, defense, oil & gas, construction, mining, locomotive pharmaceutical and agriculture sectors.  Major customers include Boeing, BAE Systems, Lockheed Martin, General Electric, Lucid Motors, General Motors, Toyota, Caterpillar, BorgWarner, Oshkosh and John Deere.

United Stars and IperionX’s partnership will focus on the defense and advanced technology sectors with products for vehicle drivetrains, robotic motors and wind turbines, that require lightweight, strong, compact and corrosion resistant performance.

TITAN CRITICAL MINERALS PROJECT

Strategic & offtake partners - multiple companies in advanced due diligence

IperionX continued to receive significant interest in the Titan Project’s titanium, rare earth and zircon critical minerals.

A major Japanese conglomerate completed bulk sample test work at the Titan Project in 2023 to advance potential development financing and offtake agreement. IperionX has a range of commercial opportunities with Japanese companies for potential offtake/investment at the Titan Project.

IPERIONX CORPORATE ACTIVITIES

U.S. government funding opportunities

During the quarter, IperionX received US$3.8m from the US$12.7m DPA Title III funding to fund the first phase development of the Virginia Titanium Production Facility.

The remaining US$8.9m of the DPA Title III funding was yet to be drawn upon at the end of the quarter.

The U.S. government has requested information and proposals to potentially fund projects that will re-shore a secure, low-cost and sustainable domestic titanium supply chain. These opportunities are also focused on titanium supply chains that utilize both scrap titanium and U.S. titanium minerals as feedstocks.  IperionX is well placed to apply for these additional U.S. government funding opportunities to scale titanium production and manufacturing capacity.

A select list of U.S. government funding opportunities is shown below:

Agency	Program	Total program funding available (2024-2025)[5]
U.S. Department of Defense	IBAS – Casting & Forgings	~US$80m
U.S. Department of Defense	IBAS – Ukraine Supplemental Bill	US$140m remains, as of March 2024
U.S. Department of Defense	DPA Title III – Casting & Forgings	~US$70-80m
U.S. Department of Defense	SBIR Phase III	Up to US$50-100M in funding
U.S. Department of Energy	48C Tax Credit Round 2	Up to 30% of qualified investment
U.S. Congress	Appropriations – Titanium technology projects	~US$11m

Table 1: U.S. government funding opportunities

During the quarter, IperionX significantly progressed its US$11.5m equipment finance application with EXIM Bank, and advanced the equipment finance application through major EXIM Transaction Review Committee stage gates.

Life cycle assessment of IperionX 100% recycled spherical titanium powder

IperionX published a comparative life cycle assessment (LCA) for its unique 100% recycled, low-carbon spherical titanium metal powder, compared to other spherical metal powders commonly used for additive manufacturing.

IperionX’s comparative LCA, titled “Comparative Life Cycle Assessment (LCA) of IperionX 100% Recycled Spherical Titanium Powder Compared to Other Spherical Metal Powders for Additive Manufacturing” highlights that 100% recycled spherical titanium spherical powder produced at IperionX’s Titanium Production Facility in Virginia has the potential for a life cycle carbon footprint (estimated to be 7.8 kg carbon dioxide equivalents (CO2e) per kg powder).  This is over 90% lower than competing titanium spherical powders produced via plasma atomization (estimated to be 88.8 kg CO2e per kg powder; Figure 4).

5 Estimates of total funds available under each program based upon March 2024 U.S. government agency guidance. IperionX’s potential access to these funding programs is subject to successful application, award and contract under each program.

Titanium has superior material properties, including the highest strength-to-weight ratio of structural metals. When considering a strength-to-weight equivalent functional unit (Figure 5), 1 kg of IperionX 100% recycled spherical titanium powder has a carbon footprint that is ~80% lower than a strength-equivalent amount of spherical aluminum (Al) alloy powder (estimated to be 40.6 kg CO2e per 1.42 kg powder), and an estimated 60% lower carbon footprint than a strength-equivalent amount of spherical stainless steel (SS) 316L powder (estimated to be 19.3 kg CO2e per 3.6 kg powder).

Titanium spherical powder produced by the current “Kroll Process” combined with plasma atomization is high carbon, energy intensive, expensive and has a low degree of circularity. Leading companies across the defense, automotive, bicycle, consumer electronics, luxury goods and green hydrogen sectors are seeking low carbon, high-performance titanium from traceable recycled sources. IperionX’s patented technologies offer a pathway to deliver lower cost, lower carbon, 100% recycled titanium powders for high-performance titanium components.

Figure 3: LCA comparison of IperionX spherical Ti powder versus other spherical metal powders for additive manufacturing

Figure 4: LCA comparison of IperionX spherical Ti powder on a strength-to-weight equivalent mass versus other spherical metal powders for additive manufacturing

The comparative LCA confirms the sustainability advantages for customers that design and manufacture products using IperionX titanium, and the opportunity it has to disrupt the metals sector, including the aluminum and stainless steel markets. Although titanium is strong, lightweight and offers superior corrosion resistance - it has been limited by its historically higher cost, higher carbon footprint and lower levels of recycling.

The LCA provides a quantitative framework for evaluating IperionX’s sustainable titanium powder against other market alternatives and provides the sustainability data that customers require to select the best structural metal for their unique needs.

The LCA was conducted by EarthShift Global, an independent expert LCA consultancy, in compliance with international environmental management standards of ISO 14040 and 14044, and included independent third-party panel critical review.

A summary of the comparative LCA is available via IperionX’s website: http://iperionx.com/lca/

Inclusion in S&P All Ordinaries Index

IperionX was added to the S&P DJI All Ordinaries index, effective March 18, 2024 (link).

U.S. investment bank presentations

IperionX is increasingly recognized in U.S. capital markets and U.S. government agencies as a subject matter expert on the U.S. titanium industry across industrial, defense and aerospace applications. In recognition of this, IperionX recently attended TD Cowen’s 45th Annual Aerospace & Defense Conference in Washington, and will be presenting at the conferences listed below:

-	Evercore Global Clean Energy & Transition Technologies Summit in New York, June

-	Canaccord Global Growth Conference in Boston, August

-	Jefferies Global Industrials Conference in New York, September

ASX - ADDITIONAL INFORMATION

Mining properties – Titan Critical Minerals Project

As of March 31, 2024, the Titan Project comprised approximately 11,062 acres of surface and associated mineral rights in Tennessee. The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals, of which approximately 1,486 acres are owned and approximately 9,576 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.

Mining properties – Milford Project

As of March 31, 2024, the Milford Project comprised the following tenements:

Tenements	Location	Interest
ML-001 to ML-100, ML-051a (total of 101 claims)	Utah, USA	100%

Mining exploration expenditures

During the quarter, the following payments were made for mining exploration activities:

Activity	US$000
Drilling	56
Assaying	15
Land consultants	21
Engineering consultants	2
Metallurgical test work	2
Permitting	4
Sustainability	18
Community relations	23
Surveying	24
Data and imagery	4
Field supplies, equipment rental, vehicles, travel and other	21
Total as reported in Appendix 5B	190

During the quarter, no payments in relation to mining development or production activities.

Related party payments

During the quarter, payments of US$407,000 to related parties and their associates. These payments relate to executive directors’ remuneration, non-executive directors’ fees, employer 401(k) contributions, and superannuation contributions.

ABOUT IPERIONX

IperionX aims to become a leading American titanium metal and critical materials company – using patented metal technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

Our Titan critical minerals project is the largest JORC-compliant mineral resource of titanium, rare earth and zircon minerals sands in the U.S.A.

IperionX’s titanium metal and critical minerals are essential for advanced U.S. industries including space, aerospace, defense, consumer electronics, hydrogen, electric vehicles and additive manufacturing.

This announcement has been authorized for release by the CEO & Managing Director

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding the timing of any Nasdaq listing, plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation, as well as other uncertainties and risks summarized in filings made by the Company from time to time with the Australian Securities Exchange and in the Form 20-F filed with the U.S. Securities and Exchange Commission.

Forward looking statements are based on the Company and its management’s assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Except as required by applicable law or stock exchange listing rules, the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this announcement that relates to Production Targets, Process Design, Mine Design, Cost estimates and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

The information in this announcement that relates to Mineral Resources is extracted from IperionX’s ASX Announcement dated October 6, 2021 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. IperionX confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

Rule 5.5

Appendix 5B

Mining exploration entity or oil and gas exploration entity
quarterly cash flow report

Name of entity
IperionX Limited
ABN	Quarter ended (“current quarter”)
84 618 935 372	March 31, 2024

Consolidated statement of cash flows		Current quarter USD$’000	Year to date (9 months) USD$’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	72
1.2	Payments for
	(a) exploration & evaluation	(92)	(438)
	(b) development	-	-
	(c) production	-	-
	(d) staff costs	(2,894)	(6,910)
	(e) administration and corporate costs	(983)	(2,830)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	131	344
1.5	Interest and other costs of finance paid	(35)	(78)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material):
	(a) business development	(97)	(759)
	(b) research & development	(2,011)	(3,274)
1.9	Net cash from / (used in) operating activities	(5,981)	(13,873)

2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) tenements	(65)	(2,906)
	(c) property, plant and equipment	(1,073)	(3,043)
	(d) exploration & evaluation	-	(26)
	(e) investments	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (9 months) USD$’000
2.2	Proceeds from the disposal of:
	(a) entities	-	-
	(b) tenements	-	-
	(c) property, plant and equipment(1)	2,040	2,040
	(d) investments	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	902	(3,935)

(1)
Relates to ‘deemed’ disposal of assets to transfer title to the U.S. government. Title to all assets purchased by IperionX with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to IperionX subject to certain conditions.

3.	Cash flows from financing activities	(2,880)	(7,717)
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	17,089
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	72	1,849
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(24)	(420)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	(81)	(242)
	(a) principal portion of lease liabilities
3.10	Net cash from / (used in) financing activities	(33)	18,276

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Consolidated statement of cash flows		Current quarter USD$’000	Year to date (9 months) USD$’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	17,329	11,938
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(5,981)	(13,873)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	902	(3,935)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(33)	18,276
4.5	Effect of movement in exchange rates on cash held	(162)	(351)
4.6	Cash and cash equivalents at end of period	12,055	12,055

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter USD$’000	Previous quarter USD$’000
5.1	Bank balances	10,032	16,159
5.2	Call deposits	2,023	1,170
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	12,055	17,329

6.	Payments to related parties of the entity and their associates	Current quarter USD$’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	407
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
7.
Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.
Add notes as necessary for an understanding of the sources of finance available to the entity.
		Total facility amount at quarter end USD$’000	Amount drawn at quarter end USD$’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-
7.5	Unused financing facilities available at quarter end		-
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

Not applicable

8.	Estimated cash available for future operating activities	USD$’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(5,981)
8.2	(Payments for exploration & evaluation classified as investment activities) (item 2.1(d))	-
8.3	Total relevant outgoings (item 8.1 + item 8.2)	(5,981)
8.4	Cash and cash equivalents at quarter end (item 4.6)	12,055
8.5	Unused finance facilities available at quarter end (item 7.5)	-
8.6	Total available funding (item 8.4 + item 8.5)	12,055
8.7	Estimated quarters of funding available (item 8.6 divided by item 8.3)	2.02

Note: if the entity has reported positive relevant outgoings (ie a net cash inflow) in item 8.3, answer item 8.7 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.7.

8.8	8.8.1. Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Not applicable.

8.8.2.      Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

	Not applicable.
8.8.3. Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
Not applicable.
Note: where item 8.7 is less than 2 quarters, all of questions 8.8.1, 8.8.2 and 8.8.3 above must be answered.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 5B Mining exploration entity and oil and gas exploration entity quarterly report
Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	April 29, 2024

Authorized by:	Company Secretary

(Name of body or officer authorizing release – see note 4)

Notes

1.
This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 6: Exploration for and Evaluation of Mineral Resources and AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standards apply to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.
If this report has been authorized for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorized for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorized for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.
If this report has been authorized for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 5B (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5